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MERIDIAN BANCORP, INC.
35 NORTH 6TH STREET
READING, PA 19603

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                                                              SAMUEL A.
                                                              MCCULLOUGH
                                                              Chairman and
                                                              Chief Executive
                                                              Officer
[LOGO OF MERIDIAN BANCORP, INC. APPEARS HERE]
                                                                JANUARY 5, 1996

Dear Shareholder:

  You are cordially invited to attend a special meeting of shareholders of Meridian Bancorp, Inc. ("Meridian") to be held at The Cloisters at Saint Joseph, located at 1040 Nicolls Street, Reading, Pennsylvania, at 8:30 a.m., local time, on February 6, 1996.

  At the special meeting, holders of Meridian's common stock will be asked to adopt an Agreement and Plan of Merger providing for a merger of Meridian with and into CoreStates Financial Corp. In the merger, each outstanding share of Meridian common stock would be exchanged for 1.225 shares of CoreStates common stock. Based on the $37.25 last reported sale price per share of CoreStates common stock on the New York Stock Exchange Composite Transactions tape on January 4, 1996, each share of Meridian common stock would have been converted into the right to receive CoreStates common stock having a market price of $45.63 at such time. The actual value of the CoreStates common stock to be exchanged for Meridian common stock will depend on the market price of the CoreStates common stock at the time the merger is consummated.

  This combination will create a banking services power with over $45 billion in total assets and leading geographic market positions in a core region covering the prime economic centers of eastern Pennsylvania, northern Delaware and central and southern New Jersey, as well as specialized strengths in serving key regional, national and global customer segments. Upon completion of the Merger, the combined company is expected to rank among the 25 largest bank holding companies in the United States based on total assets. Your Board of Directors believes that the merger of these two organizations, each of which has deep, historic roots in this region, represents a unique and major opportunity to bring exceptional benefits to all stakeholders of both organizations.

  The proposed merger is described in the accompanying Joint Proxy Statement/Prospectus and its annexes. You are urged to read all of these important materials carefully.

  THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF MERIDIAN. ACCORDINGLY, THE BOARD HAS, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER AT THE SPECIAL MEETING.

  Because of the significance of these matters to Meridian, your participation in the special meeting, in person or by proxy, is especially important. I hope you will be able to attend the meeting. However, whether or not you anticipate attending in person, on behalf of Meridian and your fellow shareholders, I urge you to complete, sign and return the enclosed proxy card promptly to ensure that your shares will be represented at the special meeting. If you do attend the special meeting, you will, of course, be entitled to vote in person.

  I look forward to seeing you at the meeting.

  Thank you.

                                          Sincerely,

                                          /s/ Samuel A. McCullough
                                          Samuel A. McCullough
                                          Chairman and Chief Executive Officer